UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Barrier Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
06850R108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners (BHCA), L.P. 13-3371826

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		1,943,169 shares of Common Stock (includes 1,031,240 shares held in voting trust, the trustee of which has the voting power over such shares)

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		1,943,169 shares of Common Stock (includes 1,031,240 shares held in voting trust, the trustee of which has the voting power over such shares)

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,943,169 shares of Common Stock (includes 1,031,240 shares held in voting trust, the trustee of which has the voting power over such shares)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

6.7%

12	Type of Reporting Person (See Instructions):

PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners Global Investors, L.P. 13-4197054

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		332,807 Shares of Common Stock

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		332,807 Shares of Common Stock

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

332,807 Shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

1.15%

12	Type of Reporting Person (See Instructions):

PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners Global Investors A, L.P. 26-0032493

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		46,312 Shares of Common Stock

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		46,312 Shares of Common Stock

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

46,312 Shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

.16%

12	Type of Reporting Person (See Instructions):

PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Cayman Islands

	5	Sole Voting Power:

Number of		168,617 Shares of Common Stock

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		168,617 Shares of Common Stock

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

168,617 Shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

.58%

12	Type of Reporting Person (See Instructions):

PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Caymen Islands

	5	Sole Voting Power:

Number of		18,801 Shares of Common Stock

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		18,801 Shares of Common Stock

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

18,801 Shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

.06%

12	Type of Reporting Person (See Instructions):

PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		147,134 Shares of Common Stock (includes 62,546 shares held in a voting trust, the trustee of which has the voting power over such shares)

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		147,134 Shares of Common Stock (includes 62,546 shares held in a voting trust, the trustee of which has the voting power over such shares)

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

147,134 Shares of Common Stock (includes 62,546 shares held in a voting trust, the trustee of which has the voting power over such shares)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

.51%

12	Type of Reporting Person (See Instructions):

PN

Item 1.
(a)	Name of Issuer:

Barrier Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

600 College Road East
Suite 3200
Princeton, NJ 08540

Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”)
J.P. Morgan Partners Global Investors, L.P. (“JPMP Global”)
J.P. Morgan Partners Global Investors A, L.P. (“JPMP Global A”)
J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)
J.P. Morgan Partners Global Investors (Selldown) III, L.P. (“JPMP Selldown”)

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC
270 Park Avenue
New York, New York 10017

See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

(b)	Citizenship:

JPMP (BHCA)	:	Delaware
JPMP Global	:	Delaware
JPMP Global A	:	Delaware
JPMP Cayman	:	Cayman Islands
JPMP Cayman II	:	Cayman Islands
JPMP Selldown	:	Delaware

(c)	Title of Class of Securities (of Issuer):

Common Stock

(d)	CUSIP Number:

2677606

Item 3. If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

JPMP (BHCA):	1,943,169 (includes 1,031,420 shares held in a voting trust, the trustee of which has the voting power of such shares)
JPMP Global:	332,807
JPMP Global A:	46,312
JPMP Cayman:	168,617
JPMP Cayman II:	18,801
JPMP Selldown:	147,134 (includes 62,546 shares held in a voting trust, the
trustee of which has the voting power over such shares)

(b)	Percent of Class:

JPMP (BHCA):	6.7% (as of December 31, 2006)
JPMP Global:	1.15% (as of December 31, 2006)
JPMP Global A:	.16% (as of December 31, 2006)
JPMP Cayman:	.58% (as of December 31, 2006)
JPMP Cayman II:	.06% (as of December 31, 2006)
JPMP Selldown	.51% (as of December 31, 2006)

(c)	Number of shares as to which such person has:

(i)	JPMP (BHCA):	1,943,169 (includes 1,031,420 shares held in a voting trust, the
		trustee of which has the voting power of such shares)
	JPMP Global:	332,807
	JPMP Global A:	46,312
	JPMP Cayman:	168,617
	JPMP Cayman II:	18,801
	JPMP Selldown:	147,134 (includes 62,546 shares held in a voting trust, the
		trustee of which has the voting power over such shares)

(ii)	Not applicable

(iii)	JPMP (BHCA): 1,943,169 (includes 1,031,420 shares held in a voting trust, the trustee of which has the voting power of such shares)
	JPMP Global:	332,807
	JPMP Global A:	46,312
	JPMP Cayman:	168,617
	JPMP Cayman II:	18,801
	JPMP Selldown:	147,134 (includes 62,546 shares held in a voting trust, the
		trustee of which has the voting power over such shares)
(iv)		Not applicable
Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P, MORGAN PARTNERS GLOBAL
INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John. C. Wilmot
Name: John C. Wilmot
Title: Managing Director

EXHIBIT 2(a)

Item 2. Identity and Background.

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, New York 10017. JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership (“JPMP Global A”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA), and J.P. Morgan Partners Global Investors (Selldown), L.P. (“JPMP Selldown” and collectively with JPMP Global, JPMP Global A, JPMP Cayman and JPMP Cayman II the “Global Fund Entities”), a Delaware limited partnership, whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities. As general partner of each of the Global Fund Entities, JPMP Investors may be deemed to benefically own the shares held by the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to benefically own the shares held by JPMP (BHCA) and the Global Fund Entities.

JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

EXHIBIT 2(b)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14th day of February, 2007.

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P, MORGAN PARTNERS GLOBAL
INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C.Wilmot
Title: Managing Director

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen
* Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John F. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury &
Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Chief Executive Officer, Card Services	Richard J. Srednicki*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
General Counsel	Stephen M. Cutler*
------------------------

(1) Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and CEO TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

John W. Kessler	Owner John W. Kessler Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017